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                             March 5, 2024

       Son Tam
       Chief Executive Officer
       Epsium Enterprise Ltd
       Alameda Dr. Carlos D   assumpcao
       Edf China Civil Plaza 235-243, 14 Andar P
       Macau, SAR China

                                                        Re: Epsium Enterprise
Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed February 23,
2024
                                                            File No. 333-276313

       Dear Son Tam:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1 filed February 23, 2024

       Related Party Transactions
       Cash advancements to, and loans from, shareholders, page 100

   1. We note your disclosure that there is a "total outstanding balance of US $5,030,288" in cash advancements to
Mr. Tam, which is followed by the statement that a "net amount" of
                                                        $706 is owed to Mr. Tam
by the company. Please clarify whether Mr. Tam currently owes amounts to the company
or whether they have been fully offset and discharged by
                                                        amounts owed by the
company to him. If he no longer owes amounts to the company, please revise your
disclosure to clarify as much. Alternatively, if he does owe amounts to the company, please
provide updated information and tell us how you intend to comply with Section 13(k) of
the Securities Exchange Act of 1934. In this regard, we note your statement on page 100
that, "It is estimated that by the end of October, all loans extended to Mr. Tam will be
fully paid off."
 Son Tam
Epsium Enterprise Ltd
March 5, 2024
Page 2

       Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameSon Tam
                                                           Division of
Corporation Finance
Comapany NameEpsium Enterprise Ltd
                                                           Office of Trade &
Services
March 5, 2024 Page 2
cc:       Laura Hua Lua Hemman, Esq.
FirstName LastName